Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898


[GRAPHIC OMITTED]                                                 PRESS RELEASE

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                      DSET Announces New Pre-Order Gateway

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Bridgewater, NJ - January 29, 2002 - (Nasdaq: DSET) - DSET Corporation today announced that it is shipping the newest version of the ezPreOrder electronic-bonding gateway. The new ezPreOrder gateway has been enhanced to keep pace with the evolution of industry-standard Local Service Ordering Guidelines (LSOG 4 and 5) and provide even greater efficiency for interconnecting competitive providers and their trading partners.

By automating the initial phase of transitioning customers to competitive providers from trading partners, ezPreOrder substantially reduces order turn-around intervals and operational costs. For example, automatic validation of customer information in orders dramatically cuts the number of orders initially rejected by trading partners.

ezPreOrder automates functions such as the retrieval of customer service records
(CSRs) from incumbent carriers, address validation, telephone-number reservation, and xDSL loop qualification. The new ezPreOrder gateway shipped by DSET offers upgrades to improve the efficiency of interconnection with trading partners that include Ameritech, BellSouth, Pacific Bell, Qwest, SBC, and Verizon.

"The new version of ezPreOrder is another indication of how DSET is maintaining a dynamic presence in the market for OSS interconnection gateways," said Jeff Gill, DSET's vice president, professional services. "In the past six months alone, we've delivered ezPreOrder enhancements in two major releases and more than a dozen `point' releases. This clearly demonstrates our commitment to product development, in this case to offering service providers the best solution for establishing a positive relationship with prospective customers from the time of their initial inquiry. Winning and keeping customers is a matter of delivering the best possible service right from the start, and that's what competitive providers can offer with ezPreOrder."

In recognition of the telecom industry's challenging fiscal environment, DSET continues to offer the broadest suite of interconnection gateways to its existing 31 production customers as well as to other interested service providers in the United States under three distinct pricing models: a perpetual license, a monthly rental program and/or a hosted implementation via BizTelOne's clearinghouse. Detailed information about DSET's gateway offerings can be obtained by sending e-mail to info@dset.com.


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About DSET

DSET Corporation supplies electronic-bonding gateways that enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. The company also offers provisioning and activation solutions for IP-based services such as virtual private networks
(VPNs) at a fraction of the cost and time of conventional methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements about financial matters in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500 Ext.
                 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus is filed with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement/prospectus.

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